Mail Stop 0510

    June 2, 2005

via U.S. mail and facsimile

Mr. James L. Green
President and Chief Executive Officer, PECO II, Inc.
1376 State Route 598
Galion, Ohio 44833

 RE: Form 10-K for the fiscal year ended December 31, 2004
    File No. 0-31283

Dear Mr. Green:

    We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

    If you have any further questions regarding our review of
your
filings, please direct them to Marie Trimeloni, Staff Accountant,
at
(202) 551-3734 or, in her absence, to the undersigned at (202)
551-
3769.

    Sincerely,

    Rufus Decker
    Accounting Branch Chief

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

      DIVISION OF
CORPORATION FINANCE